INTER&CO, INC. Corporate Taxpayer Registry (CNPJ) No. 42.737.954/0001-21 Foreign Private Issuer registered in Category “A” of CVM under No. 8021-7 NOTICE OF RELEVANT EQUITY SALE INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) ("Inter&Co" or “Company”), pursuant to the Securities and Exchange Commission of Brazil (“CVM”) Resolution No. 44 of August 23, 2021, hereby announces that it was informed by FIL Limited, enrolled with the CNPJ/ME under the No. 13.329.103/0001-41 (“Fidelity Investments”), with head office at 42 Crow Lane, Hamilton, Bermudas, that certain funds and accounts managed by its investment adviser subsidiaries have disposed of, in the name of such accounts and funds, a net total of 724,458 Class A common shares, and currently hold, in aggregate, 15,813,728 Class A Common Shares (INTR), representing approximately 4.90% of the Class A Common Shares issued by Inter&Co. CVM Resolution No. 44, Article 12, mandates that shareholders—whether direct or indirect—who engage in transactions that increase or decrease their equity participation to exceed or fall below the 5% threshold must disclose this information to the Company. According to Fidelity Investments, the equity mentioned above is held strictly for investment purposes and is not aimed at changing the control or management structure of the Company. Belo Horizonte, June 3, 2025 RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer

245 Summer Street Boston, MA 02210 Phone: 617-563-7000 Fidelity Confidential Information INTER & CO, INC. Av. Barbacena, 1219 22nd Floor Belo Horizonte – MG CEP: 30190-131 At: Rafaela de Oliveira Vitória Chief Investor Relations Officer ir@inter.co Belo Horizonte, June 3, 2025 Re : Disclosure of Change in Material Equity Interest Dear Ms. Vitória: 1. We, the undersigned FIL Limited (“FIL”), hereby notify you that since our most recent Disclosure of Material Equity Interest, certain funds and accounts managed by our investment adviser subsidiaries have disposed of, in the name of such accounts and funds, a net total of 724,458 Class A common shares issued by INTER & CO, INC. (“Company”). As a result, the aggregate holdings are 15,813,728 Class A common shares, representing 4.901% of the Class A common shares issued by the Company. 2. Thus, for compliance with Article 12 of Resolution No. 44 issued by the Brazilian Securities Commission (“CVM”) on August 23, 2021, as amended, FIL hereby provides the following information: i. The registered office of FIL is located at 42 Crow Lane, Hamilton, Bermuda; ii. FIL’s objective for the participation in the Company is as a passive investment. We do not have the objective of changing the controlling group or the administrative structure of the Company; iii. As indicated in item 1 above, we hold an interest, on behalf of certain funds and accounts for which our investment adviser subsidiaries act as investment manager, of 15,813,728 Class A common shares, representing 4.901% of the Class A common shares issued by the Company; iv. Such funds or accounts do not hold any (a) securities or other right convertible into shares issued by the Company, or (b) any derivatives related thereto (either financially or physically settled); and INTER & CO, INC. Av. Barbacena, 1219 22º andar Belo Horizonte – MG CEP: 30190-131 At: Rafaela de Oliveira Vitória Diretor de Relações com Investidores ir@inter.co Belo Horizonte, 3 de junho, 2025 Re : Notificação de Mudança de Participação Acionária Relevante Prezada Sra. Vitória: 1. Nós, da FIL Limited (“FIL”), viemos por meio desta, notificar V.Sa. de que, desde nossa última Notificação de Participação Acionária Relevante, determinados fundos e contas administrados por controladas de nosso consultor de investimentos (investment adviser) alienaram, em nome de tais fundos e contas, o total de 724.458 ações ordinárias Classe A emitidas pela INTER & CO, INC. (“Companhia”). Como resultado, sua participação consolidada é de 15.813.728 ações ordinárias Classe A, representando 4,901% ações ordinárias Classe A emitidas pela Companhia. 2. Assim, em conformidade com o Artigo 12 da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 44, de 23 de agosto de 2021, conforme alterada, a FIL apresenta as seguintes informações: i. A sede da FIL está localizada na 42 Crow Lane, na cidade de Hamilton, Bermudas; ii. O objetivo da FIL com a participação na Companhia é o de um investimento passivo. Não temos o objetivo de alterar o controle acionário da Companhia ou sua estrutura administrativa; iii. Conforme indicado no item 1 acima, nós temos participação, em nome de determinados fundos e contas para os quais as controladas de nosso consultor de investimentos (investment adviser) atuam como administradores de investimentos (investment manager), de 15.813.728 ações ordinárias Classe A, representando 4,901% das ações ordinárias Classe A emitidas pela Companhia; iv. Tais fundos ou contas não são titulares de (a) qualquer valor mobiliário ou direito conversível em ações emitidas pela Companhia, ou (b) quaisquer derivativos relacionados com tais ações (liquidados tanto financeira quanto fisicamente); e

245 Summer Street
Boston, MA 02210
Phone: 617-563-7000

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| v. **FIL** has not entered into any agreements or undertakings governing the exercise of voting rights or the purchase and sale of securities issued by the Company, other than agreements usually executed for purposes of asset management, pursuant to which certain of the clients of our investment adviser subsidiaries may exercise voting rights in respect of their investment portfolio. | v. A **FIL** não celebrou nenhum contrato ou compromisso para reger o exercício dos direitos de voto ou a compra e venda de valores mobiliários de emissão da Companhia**,** além de contratos geralmente celebrados para fins de gestão de ativos, por meio dos quais determinados clientes das controladas de nosso consultor de investimentos (*investment adviser*) podem exercer direito de voto com relação a suas carteiras de investimento. |
| **3.** The legal representatives of such funds and accounts are Citibank Distribuidora de Títulos e Valores Mobiliários S.A., which is enrolled with the CNPJ/ME under No. 33.868.597/0001-40 and/or HSBC Bank Brasil S.A. – Banco Múltiplo, which is enrolled with the CNPJ/ME under No. 01.701.201/0001-89 and/or Itaú Unibanco, which is enrolled with the CNPJ/ME under No. 60.701.190/0001-04. | **3.** Os representantes legais de tais fundos e contas são Citibank Distribuidora de Títulos e Valores Mobiliários S.A., que está inscrito no CNPJ/ME, no Brasil, sob o nº 33.868.597/0001-40 e/ou HSBC Bank Brasil S.A. – Banco Múltiplo, que está inscrito no CNPJ/ME sob o nº 01.701.201/0001-89 e/ou Itaú Unibanco que está inscrito no CNPJ/ME sob o nº 60.701.190/0001-04. |
| **4.** Should any further clarification or commentary be required concerning the matter, please contact Caitlin Munroe by telephone: +01 617 563-7659, or by e-mail: Caitlin.Munroe@fmr.com. | **4.** Para quaisquer esclarecimentos ou comentários adicionais relativos ao assunto aqui tratado, favor entrar em contato com Caitlin Munroe, no telefone: +01 617 563-7659 ou pelo e-mail: Caitlin.Munroe@fmr.com. |
| Yours sincerely,<br>**FIL Limited**<br>Caitlin Munroe | Atenciosamente,<br>**FIL Limited**<br>Caitlin Munroe |
| Duly authorized under Power of Attorney effective as of April 18, 2024, by and on behalf of **FIL Limited** and its direct and indirect subsidiaries. | Devidamente autorizado pela procuração outorgada em 18 de abril de 2024, por e em nome da **FIL Limited** e suas controladas diretas ou indiretas. |

Fidelity Confidential Information